Exhibit 99.1

Kitov Receives Pre-NDA Meeting Response From
FDA for KIT-302, Supporting its NDA Submission

Kitov expects to submit New Drug Application to FDA at the end of 2016 for KIT-302 – a fixed dose combination that simultaneously treats osteoarthritis pain and hypertension

Tel-Aviv, Israel (PR Newswire) – May 12, 2015 – Kitov Pharmaceuticals (NASDAQ/TASE: KTOV), an innovative biopharmaceutical company focused on late-stage drug development, today announced it has received, from the U.S. Food and Drug Administration (FDA), meeting minutes from its recent pre-New Drug Application meeting for KIT-302 . Based on the details of the FDA’s response, Kitov is on track to submit the NDA for marketing approval of KIT-302 by the end of 2016.

The meeting, which took place on April 11, 2016, had been requested by Kitov to seek FDA concurrence that the NDA content will meet the agency’s requirements for NDA submission.

The FDA confirmed that an Advisory Committee Review should not be required for the NDA review, and that the FDA may accept 6 months data of long term stability at the time of submission. Furthermore, based on the minutes, the Company will include additional information as part of the planned NDA submission, such as market data and a medical literature review on the use of amlodipine and celecoxib in animals. The FDA requested that the statistical calculation for the primary efficacy endpoint be performed using an alternate mathematical technique. This calculation was subsequently performed by Kitov and also demonstrates that KIT-302 met its primary efficacy endpoint.

“These minutes bring us closer to submitting an NDA to the FDA for KIT-302 via the 505(b)(2) path at the end 2016, as currently planned. This paves the way for potential regulatory approval in 2017,” stated Dr. J. Paul Waymack, Chairman of Kitov's Board and Chief Medical Officer.

A combination drug, KIT-302, simultaneously treats pain caused by osteoarthritis and treats hypertension, which is a common side effect of stand-alone drugs that treat osteoarthritis pain. KIT-302 is comprised of two FDA approved drugs, celecoxib (Celebrex®) for the treatment of pain caused by osteoarthritis and amlodipine besylate, a drug designed to treat hypertension.

Pain medications for osteoarthritis account for billions of dollars in annual sales globally. Most pain medications for osteoarthritis, including celecoxib, are non-steroidal anti-inflammatory drugs (NSAIDs) which have the side effect of elevating blood pressure, and increasing the risk of heart attacks, strokes and death. Of the 27 million Americans who live with osteoarthritis, 13.5 million also suffer from hypertension, which also increases the risk of heart attack, stroke, and death.

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) is an innovative biopharmaceutical company focused on late-stage drug development. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's pipeline currently features two combination drugs intended to treat osteoarthritis pain and hypertension simultaneously, including one that achieved the primary efficacy endpoint for its Phase III clinical trial. Lowering development risk and cost through rapid and efficient regulatory approval of novel late-stage therapeutics, Kitov delivers rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information, the content of which is not part of this press release, visit www.kitovpharma.com.

Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, the risk that drug development involves a lengthy and expensive process with uncertain outcome; the Company's ability to successfully develop and commercialize its pharmaceutical product; the length, progress and results of any clinical trials; the introduction of competing products; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals to commercialize the Company's products; the lack of sufficient funding to finance the clinical trials; the difficulty of predicting actions of the USA FDA; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; or changes in the global pharmaceutical industry. . Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd.'s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

Contact:

Simcha Rock

Chief Financial Officer

+972-2-6254124

Simcha@kitovpharma.com

Bob Yedid

Managing Director

LifeSci Advisors, LLC

646-597-6989

bob@LifeSciAdvisors.com